Exhibit 99.1

Yandex Announces Fourth Quarter and Full-Year 2017 Financial Results

MOSCOW and AMSTERDAM, the Netherlands, February 15, 2018 -- Yandex (NASDAQ: YNDX), one of Europe's largest internet companies and the leading search provider in Russia, today announced its unaudited financial results for the fourth quarter and the full year ended December 31, 2017.

Q4 2017 Financial Highlights(1)(2)

•	Revenues of RUB 27.9 billion ($483.7 million), up 26% compared with Q4 2016
•	Net income of RUB 3.5 billion ($60.8 million), up 189% compared with Q4 2016; net income margin of 12.6%
•	Adjusted net income of RUB 5.2 billion ($91.1 million), up 62% compared with Q4 2016; adjusted net income margin of 18.8%
•	Adjusted EBITDA of RUB 9.3 billion ($161.3 million), up 39% compared with Q4 2016; adjusted EBITDA margin of 33.4%
•	Cash, cash equivalents and term deposits of RUB 70.7 billion ($1,227.6 million) as of December 31, 2017

FY 2017 Financial Highlights(1)(2)

•	Revenues of RUB 94.1 billion ($1,632.9 million), up 24% compared with FY 2016
•	Net income of RUB 8.7 billion ($150.3 million), up 28% compared with FY 2016; net income margin of 9.2%
•	Adjusted net income of RUB 15.4 billion ($266.6 million), up 9% compared with FY 2016; adjusted net income margin of 16.3%
•	Adjusted EBITDA of RUB 29.1 billion ($504.8 million), up 11% compared with FY 2016; adjusted EBITDA margin of 30.9%

Q4 2017 Operational and Corporate Highlights

•	Share of Russian search market, including mobile, averaged 56.5% in Q4 2017, compared with 54.9% in Q3 2017, and reached 56.7% in December 2017, according to Yandex.Radar
•	Search share on Android in Russia was 45.0% in Q4 2017, compared with 41.2% in Q3 2017 and 37.0% in Q4 2016
•	Search queries in Russia grew 9% compared with Q4 2016
•	Paid clicks on Yandex’s and its partners’ websites, in aggregate, increased 10% compared with Q4 2016
•	Average cost per click grew 9% compared with Q4 2016
•	Yandex.Taxi number of rides grew 250% year-on-year compared with Q4 2016
•	Yandex launched Alice - the first conversational intelligent assistant designed for the Russian market
•	The Federal Antimonopoly Service of the Russian Federation approved the combination of Yandex.Taxi and Uber ride-sharing businesses
•	Yandex and Sberbank signed a binding agreement to form a joint venture based on the Yandex.Market platform

Q4 2017 Subsequent Events

•	Yandex created Media Services (KinoPoisk, Yandex.Music, Yandex.Afisha and Yandex.TV program) business unit
•	On February 7, 2018, Yandex completed the transaction between Yandex.Taxi and Uber in Russia and neighbouring countries

“I am delighted with Yandex’s performance in 2017,” said Arkady Volozh, Chief Executive Officer of Yandex. “It was a transformational year for us in many ways, with great partnerships and continuous innovation supported by an improving macro environment. We made enhancements to Search, Zen and Taxi, and launched Alice, our intelligent voice assistant.”

“Delivering 26% year-over-year top line growth was quite an accomplishment,” said Greg Abovsky, Chief Operating Officer and Chief Financial Officer of Yandex. “Focused investment in leading edge technologies supported solid growth rates in our core business and revenue acceleration in Yandex.Taxi and Classifieds segments.”

The following table provides a summary of our key consolidated financial results for the three and twelve months ended December 31, 2016 and 2017:

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2016	2017	Change	2016	2017	Change
Revenues	22,119	27,860	26%	75,925	94,054	24%
Ex-TAC revenues[2]	17,845	23,071	29%	60,975	76,709	26%
Income from operations	3,337	4,817	44%	12,847	13,036	1%
Adjusted EBITDA[2]	6,701	9,293	39%	26,121	29,075	11%
Net income	1,213	3,500	189%	6,783	8,656	28%
Adjusted net income[2]	3,249	5,249	62%	14,116	15,359	9%

(1)

Pursuant to SEC rules regarding convenience translations, Russian ruble (RUB) amounts have been translated into U.S. dollars at a rate of RUB 57.6002 to $1.00, the official exchange rate quoted as of December 31, 2017 by the Central Bank of the Russian Federation.

(2)

The following measures presented in this release are “non-GAAP financial measures”: ex-TAC revenues; adjusted EBITDA; adjusted EBITDA margin; adjusted ex-TAC EBITDA margin; adjusted net income; adjusted net income margin and adjusted ex-TAC net income margin. Please see the section headed “Use of Non-GAAP Financial Measures” below for a discussion of how we define these measures, as well as reconciliations at the end of this release of each of these measures to the most directly comparable U.S. GAAP measures.

Consolidated revenues breakdown

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2016	2017	Change	2016	2017	Change
Online advertising revenues:
Yandex properties	15,487	18,932	22%	52,888	65,149	23%
Advertising network	5,518	6,138	11%	19,691	22,251	13%
Total online advertising revenues	21,005	25,070	19%	72,579	87,400	20%
Other	1,114	2,790	150%	3,346	6,654	99%
Total revenues	22,119	27,860	26%	75,925	94,054	24%

Online advertising revenues grew 19% in Q4 2017 compared with Q4 2016 and continued to determine overall top-line performance, contributing 90% of total revenues. Online advertising revenues include revenues derived from performance and brand advertising on Yandex properties and in our advertising network.

Online advertising revenues from Yandex properties increased 22% in Q4 2017 compared with Q4 2016 and accounted for 68% of total revenues.

Online advertising revenues from our advertising network increased 11% in Q4 2017 compared with Q4 2016 and contributed 22% of total revenues.

Other revenues grew 150% in Q4 2017 compared with Q4 2016, and were mainly driven by growth in Yandex.Taxi revenues.

Segment revenues

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2016	2017	Change	2016	2017	Change
Revenues:
Search and Portal	20,095	24,067	20%	69,256	83,975	21%
E-commerce	1,406	1,445	3%	4,718	4,968	5%
Taxi	753	2,191	191%	2,313	4,891	111%
Classifieds	398	693	74%	1,304	2,082	60%
Experiments	282	576	104%	830	1,658	100%
Eliminations	(815)	(1,112)	36%	(2,496)	(3,520)	41%
Total revenues	22,119	27,860	26%	75,925	94,054	24%

Search and Portal segment includes all our services offered in Russia, Belarus and Kazakhstan (and, for periods prior to the imposition of sanctions on Yandex by the government of Ukraine in May 2017, all our services offered in Ukraine), other than those described below;

E-commerce segment includes our Yandex.Market service;

Taxi segment includes our Yandex.Taxi service and Food delivery business FoodFox acquired in December 2017;

Classifieds segment includes Auto.ru, Yandex.Realty, Yandex.Jobs and Yandex.Travel;

Experiments segment includes Media Services (including KinoPoisk, Yandex.Music, Yandex.Afisha and Yandex.TV program), Yandex Data Factory, Discovery services (including Yandex Zen and Yandex Launcher international revenues) and Search and Portal in Turkey.

Eliminations represent the elimination of transactions between the reportable segments, primarily related to advertising.

Consolidated Operating Costs and Expenses

Yandex’s operating costs and expenses consist of cost of revenues, product development expenses, sales, general and administrative expenses (SG&A) and depreciation and amortization expenses (D&A). Apart from D&A, each of the above expense categories includes personnel-related costs and expenses, relevant office space rental, and related share-based compensation expense. Increases across all cost categories reflect investments in overall growth. In Q4 2017 Yandex's headcount increased by 549 full-time employees. The total number of full-time employees was 7,445 as of December 31, 2017, up by 8% compared with September 30, 2017, and up 19% from December 31, 2016.

Cost of revenues, including traffic acquisition costs (TAC)

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2016	2017	Change	2016	2017	Change
TAC:
Related to the Yandex advertising network	3,101	3,567	15%	11,015	12,907	17%
Related to distribution partners	1,173	1,222	4%	3,935	4,438	13%
Total TAC	4,274	4,789	12%	14,950	17,345	16%
Total TAC as a % of total revenues	19.3%	17.2%		19.7%	18.4%
Other cost of revenues	1,362	2,008	47%	4,804	6,592	37%
Other cost of revenues as a % of revenues	6.2%	7.2%		6.3%	7.0%
Total cost of revenues	5,636	6,797	21%	19,754	23,937	21%
Total cost of revenues as a % of revenues	25.5%	24.4%		26.0%	25.5%

TAC grew 12% in Q4 2017 compared with Q4 2016 and represented 17.2% of total revenues, 210 basis points lower than in Q4 2016 and 160 basis points lower compared with Q3 2017 due to revenue mix effect.

Other cost of revenues in Q4 2017 increased 47% compared with Q4 2016, primarily due to an increase in services provided to Taxi corporate clients, for which revenue and related costs are recorded on a gross basis, as well as growth of outsourced services in Taxi.

Product development

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2016	2017	Change	2016	2017	Change
Product development	4,303	5,201	21%	15,832	18,761	19%
As a % of revenues	19.4%	18.6%		20.8%	19.9%

Product development expenses grew slower than revenue and reflected salary increases in late 2016 and in 2017 and new hires.

Sales, general and administrative (SG&A)

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2016	2017	Change	2016	2017	Change
Sales, general and administrative	6,435	8,022	25%	17,885	27,081	51%
As a % of revenues	29.1%	28.8%		23.6%	28.8%

SG&A expenses grew in line with revenue, increasing by 25% in Q4 2017 compared to Q4 2016 as we continued to invest in advertising and marketing to support our business units, primarily Taxi.

Share-based compensation (SBC) expense

SBC expense is included in each of the cost of revenues, product development, and SG&A categories discussed above.

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2016	2017	Change	2016	2017	Change
SBC expense included in cost of revenues	48	36	-25%	193	178	-8%
SBC expense included in product development	566	811	43%	2,238	2,477	11%
SBC expense included in SG&A	251	547	118%	991	1,538	55%
Total SBC expense	865	1,394	61%	3,422	4,193	23%
As a % of revenues	3.9%	5.0%		4.5%	4.5%

Total SBC expense increased 61% in Q4 2017 compared with Q4 2016. The acceleration of growth rates of our total SBC expense is primarily related to new equity-based grants made in 2016-2017 as well as to accelerated vesting of a portion of RSUs.

Depreciation and amortization (D&A) expense

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2016	2017	Change	2016	2017	Change
Depreciation and amortization	2,408	3,023	26%	9,607	11,239	17%
As a % of revenues	10.9%	10.9%		12.7%	11.9%

D&A expense increased 26% in Q4 2017 compared with Q4 2016. The acceleration of D&A expense growth rate in Q4 2017, compared with previous quarters, primarily reflects our investments in servers connected with the launch of our new data center in Vladimir, Russia, earlier in 2017.

Income from operations

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2016	2017	Change	2016	2017	Change
Income from operations	3,337	4,817	44%	12,847	13,036	1%

Income from operations increased 44% in Q4 2017 compared with Q4 2016. This growth rate was driven by low base of Q4 2016 impacted by RUB 0.5 billion VAT provision, primarily related to prior years’ tax audit.

Adjusted EBITDA

Consolidated adjusted EBITDA

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2016	2017	Change	2016	2017	Change
Adjusted EBITDA	6,701	9,293	39%	26,121	29,075	11%

Adjusted EBITDA increased 39% in Q4 2017 compared with Q4 2016.

Adjusted EBITDA by segments

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2016	2017	Change	2016	2017	Change
Adjusted EBITDA:
Search and Portal	8,123	10,665	31%	28,445	36,658	29%
E-commerce	329	370	12%	1,420	1,598	13%
Taxi	(1,300)	(1,584)	22%	(2,086)	(7,963)	n/m
Classifieds	(97)	72	n/m	(54)	108	n/m
Experiments	(354)	(230)	-35%	(1,604)	(1,326)	-17%
Total adjusted EBITDA	6,701	9,293	39%	26,121	29,075	11%

Adjusted EBITDA of Taxi was negative RUB 1,584 million in Q4 2017, and improved significantly compared with negative RUB 3,168 million in Q3 2017. This improvement was mainly related to optimization of user and driver incentives, that we started in September 2017.

Interest income    in Q4 2017 was RUB 780 million, up from RUB 609 million in Q4 2016.

Interest expense in Q4 2017 was RUB 226 million, down from RUB 265 million in Q4 2016.

Foreign exchange loss in Q4 2017 was RUB 243 million, compared with a foreign exchange loss of RUB 1,163 million in Q4 2016. This loss reflects the appreciation of the Russian ruble during Q4 2017 from RUB 58.0169 to $1.00 on September 30, 2017, to RUB 57.6002 to $1.00 on December 31, 2017. Yandex's Russian operating subsidiaries' functional currency is the Russian ruble, and therefore changes due to exchange rate fluctuations in the ruble value of these subsidiaries' monetary assets and liabilities that are denominated in other currencies are recognized as foreign exchange gains or losses within the Other (loss)/income, net line in the condensed consolidated statements of income. Although the U.S. dollar value of Yandex's U.S. dollar-denominated assets and liabilities was not impacted by these currency fluctuations, they resulted in a downward revaluation of the ruble equivalent of these U.S. dollar-denominated monetary assets and liabilities in Q4 2017.

Income tax expense for Q4 2017 was RUB 1,897 million, up from RUB 1,314 million in Q4 2016. Our effective tax rate of 35.1% in Q4 2017 was lower than in Q4 2016, primarily due to the effects of certain tax provisions recognized in Q4 2016 related to the results of prior years' tax audits. Adjusted for the similar tax effects, SBC expense and also for additional dividend withholding tax provided by our main Russian operating subsidiary following decision to remit earnings for the year 2013 to our Dutch parent company, our effective tax rate for Q4 2017 was 22.8%, compared with 23.4% for full year 2016 as adjusted for SBC expense and similar provisions in that year.

Net income was RUB 3.5 billion ($60.8 million) in Q4 2017, up 189% compared with Q4 2016, mainly due to growth in income from operations in Q4 2017 as well as due to higher foreign exchange loss in Q4 2016 compared with Q4 2017.

Adjusted net income in Q4 2017 was RUB 5.2 billion ($91.1 million), a 62% increase from Q4 2016.

Adjusted net income margin was 18.8% in Q4 2017, compared with 14.7% in Q4 2016.

As of December 31, 2017, Yandex had cash, cash equivalents and term deposits of RUB 70.7 billion ($1,227.6 million).

Net cash flow provided by operating activities for Q4 2017 was RUB 7.6 billion ($131.8 million) and capital expenditures were RUB 2.6 billion ($44.5 million).

During Q4 2017 there were no repurchases of convertible debt notes. -

Redeemable noncontrolling interests presented in our condensed consolidated balance sheets relate to the equity incentive arrangements we have made available to the senior employees of the Taxi, Classifieds and E-commerce segments, pursuant to which such persons are eligible to acquire depositary receipts, or receive options to acquire depositary receipts, which entitle them to economic interests in the respective business unit subsidiaries.

The total number of shares issued and outstanding as of December 31, 2017 was 326,304,843 including 285,612,556 Class A shares, 40,692,286 Class B shares, and one Priority share and excluding 3,751,911 Class A shares held in treasury and all Class C shares outstanding solely as a result of the conversion of Class B shares into Class A shares. All such Class C shares will be cancelled.

There were also employee share options outstanding to purchase up to an additional 2.7 million shares, at a weighted average exercise price of $26.68 per share, 1.0 million of which were fully vested; equity-settled share appreciation rights (SARs) for 0.2 million shares, at a weighted average measurement price of $32.10, all of which, excluding SARs for approximately 1,000 shares, were fully vested; and restricted share units (RSUs) covering 11.2 million shares, of which RSUs to acquire 2.4 million shares were fully vested. Equity awards in respect of business unit subsidiaries are described under Redeemable noncontrolling interests above.

Please note that historical information on revenues and adjusted EBITDA of our segments is provided in the supplementary slides accompanying our Q4 2017 earnings release, including quarterly data for the twelve quarters from Q1 2015 through Q4 2017 and annual data for the five years from 2013 through 2017.

Financial outlook

We expect our consolidated ruble-based revenue to grow in the range of 25% to 30% in the full year 2018 compared with 2017.  This outlook implies consolidation of Yandex.Taxi with Uber’s operations in Russia and neighboring countries starting from February 7, 2018, but excludes the effect of potential deconsolidation of Yandex.Market.

We expect our Search and Portal ruble-based revenue to grow in the range of 18% to 20% in the full year 2018 compared with 2017.

This outlook reflects our current view, based on the trends that we see at this time, and may change in light of market and economic developments in the business sectors and jurisdictions in which we operate.

Conference Call Information

Yandex’s management will hold an earnings conference call on February 15, 2018 at 8:00 AM U.S. Eastern Time (4:00 PM Moscow time; 1:00 PM London time).

To access the conference call live, please dial:

US: +1 646 828 8193

UK/International: +44(0)330 336 9105

Russia: 8 800 500 9283

Passcode: 8775378

A replay of the call will be available until February 22, 2018. To access the replay, please dial:

US: +1 719 457 0820

UK/International: +44(0)207 660 0134

Russia: 810 800 2702 1012

Passcode: 8775378

A live and archived webcast of this conference call will be available at

https://edge.media-server.com/m6/p/33c2czgn

ABOUT YANDEX

Yandex (NASDAQ:YNDX) is a technology company that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services. Additionally, we have developed market-leading on-demand transportation services, navigation products, and other mobile applications for millions of consumers across the globe. Yandex, which has 17 offices worldwide, has been listed on the NASDAQ since 2011.

More information on Yandex can be found at https://yandex.com/company.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding our anticipated revenues for full-year 2018. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, macroeconomic and geopolitical developments affecting the Russian economy, competitive pressures, changes in advertising patterns, changes in user preferences, changes in the political, legal and/or regulatory environment, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions «Risk Factors» and «Operating and Financial Review and Prospects» in our Annual Report on Form 20-F for the year ended December 31, 2016, which is on file with the U.S. Securities and Exchange Commission (SEC) and is available on our investor relations website at http://ir.yandex.com/sec.cfm and on the SEC website at www.sec.gov. All information in this release and in the attachments is as of February 15, 2018, and Yandex undertakes no duty to update this information unless required by law.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement our condensed consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we present the following non-GAAP financial measures: ex-TAC revenues, adjusted EBITDA, adjusted EBITDA margin, adjusted ex-TAC EBITDA margin, adjusted net income, adjusted net income margin and adjusted ex-TAC net income margin. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned «Reconciliations of non-GAAP financial measures to the nearest comparable U.S. GAAP measures», included following the accompanying financial tables. We define the various non-GAAP financial measures we use as follows:

•	Ex-TAC revenues means U.S. GAAP revenues less total traffic acquisition costs (TAC)
•

Adjusted EBITDA means U.S. GAAP net income plus (1) depreciation and amortization, (2) SBC expense, (3) accrual of expense related to the contingent compensation that may be payable to employees in connection with certain business combinations, (4) interest expense, (5) other loss/(income), net, (6) operating losses resulting from sanctions in Ukraine imposed in May 2017 and (7) provision for income taxes, less interest income

•	Adjusted EBITDA margin means adjusted EBITDA divided by U.S. GAAP revenues
•	Adjusted ex-TAC EBITDA margin means adjusted EBITDA divided by ex-TAC revenues
•

Adjusted net income means U.S. GAAP net income plus (1) SBC expense adjusted for the income tax reduction attributable to SBC expense, (2) accrual of expense related to the contingent compensation that may be payable to certain employees in connection with certain business combinations, (3) foreign exchange losses adjusted for reduction in income tax attributable to foreign exchange losses, (4) amortization of debt discount related to our convertible debt adjusted for the related reduction in income tax and (5) losses resulting from sanctions in Ukraine imposed in May 2017 less (gains)/losses from repurchases of our convertible notes adjusted for the related increase/(reduction) in income tax

•	Adjusted net income margin means adjusted net income divided by U.S. GAAP revenues
•	Adjusted ex-TAC net income margin means adjusted net income divided by ex-TAC revenues

These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business.

Although our management uses these non-GAAP financial measures for operational decision-making and considers these financial measures to be useful for analysts and investors, we recognize that there are a number of limitations related to such measures. In particular, it should be noted that several of these measures exclude some recurring costs, particularly share-based compensation. In addition, the components of the costs that we exclude in our calculation of the measures described above may differ from the components that our peer companies exclude when they report their results of operations.

Below we describe why we make particular adjustments to certain U.S. GAAP financial measures:

TAC

We believe that it may be useful for investors and analysts to review certain measures both in accordance with U.S. GAAP and net of the effect of TAC, which we view as comparable to sales commissions but, unlike sales commissions, are not deducted from U.S. GAAP revenues. By presenting revenue, adjusted EBITDA margin and adjusted net income margin net of TAC, we believe that investors and analysts are able to obtain a clearer picture of our business without the impact of the revenues we share with our partners.

SBC

SBC is a significant expense item, and an important part of our compensation and incentive programs. As it is a non-cash charge, however, and highly dependent on our share price at the time of equity award grants, we believe that it is useful for investors and analysts to see certain financial measures excluding the impact of these charges in order to obtain a clearer picture of our operating performance.

Acquisition-related costs

We may incur expenses in connection with acquisitions that are not indicative of our recurring core operating performance. In particular, we are required under U.S. GAAP to accrue as expense the contingent compensation that is payable to certain employees in connection with certain business combinations. We eliminate these acquisition-related expenses from adjusted EBITDA and adjusted net income to provide management and investors a tool for comparing on a period-to-period basis our operating performance in the ordinary course of operations.

Foreign exchange losses

Because we hold significant assets and liabilities in currencies other than our Russian ruble operating currency, and because foreign exchange fluctuations are outside of our operational control, we believe that it is useful to present adjusted net income and related margin measures excluding these effects, in order to provide greater clarity regarding our operating performance.

Amortization of debt discount

We also adjust net income for interest expense representing amortization of the debt discount related to our convertible notes issued in Q4 2013 and Q1 2014.We have eliminated this expense from adjusted net income as it is non-cash in nature and is not indicative of our ongoing operating performance.

Gains and losses from repurchases of convertible debt

Adjusted net income for 2017 also excludes a loss from the repurchase of $12.0 million in principal of our 1.125% convertible senior notes due 2018 for approximately $11.6 million. We have eliminated this loss from adjusted net income for the twelve months ended December 31, 2017 as it is not indicative of our ongoing operating performance.

Losses resulting from sanctions in Ukraine

Adjusted net income and adjusted EBITDA exclude losses and gains from write-off of assets and liabilities in our Ukrainian legal entities that we recorded in 2017. In May 2017, the government of Ukraine imposed sanctions on our Ukrainian operations. The sanctions resulted in the freezing of the assets held by our Ukrainian legal entities and restricting our services in Ukraine. We believe that it is useful to present adjusted net income and adjusted EBITDA measures excluding the one-off impact of these events,  which are not related to our operating activities.

The tables at the end of this release provide detailed reconciliations of each non-GAAP financial measure we use to the most directly comparable U.S. GAAP financial measure.

YANDEX N.V.

Unaudited Condensed Consolidated Balance Sheets

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	As of
	December 31,	December 31,	December 31,
	2016*	2017	2017
	RUB	RUB	$
ASSETS
Current assets:
Cash and cash equivalents	28,232	42,662	740.7
Term deposits	31,769	23,040	400.0
Investments in debt securities	3,033	-	-
Accounts receivable, net	7,741	9,929	172.4
Prepaid expenses	1,481	1,269	21.9
Other current assets	2,714	3,495	60.7
Total current assets	74,970	80,395	1,395.7

Property and equipment, net	18,817	21,171	367.6
Intangible assets, net	5,514	5,023	87.2
Goodwill	8,436	9,328	161.9
Long-term prepaid expenses	1,385	1,788	31.1
Term deposits, non-current	-	5,005	86.9
Investments in non-marketable equity securities	1,513	2,001	34.7
Deferred tax assets	662	2,171	37.7
Other non-current assets	2,811	3,301	57.3
TOTAL ASSETS	114,108	130,183	2,260.1

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	9,532	10,750	186.7
Taxes payable	2,963	4,213	73.1
Deferred revenue	2,127	2,464	42.8
Convertible debt	-	17,834	309.6
Total current liabilities	14,622	35,261	612.2
Convertible debt	18,750	-	-
Deferred tax liabilities	1,040	959	16.6
Other accrued liabilities	1,104	1,316	22.9
Total liabilities	35,516	37,536	651.7

Commitments and contingencies
Redeemable noncontrolling interests	1,506	9,821	170.5
Shareholders’ equity:
Priority share: €1.00 par value; 1 share authorized, issued and outstanding	—	—	—
Preference shares: €0.01 par value; 1,000,000,001 shares authorized, nil shares issued and outstanding	—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 1,000,000,000, Class B: 46,997,887 and Class C: 46,997,887); shares issued (Class A: 285,019,019 and 289,364,467, Class B: 45,037,734 and 40,692,286, and Class C: 560,235 and 4,166,448, respectively); shares outstanding (Class A: 277,579,206 and 285,612,556, Class B: 45,037,734 and 40,692,286, and Class C: nil)	284	271	4.7
Treasury shares at cost (Class A: 7,439,813 and 3,751,911, respectively)	(8,368)	(3,814)	(66.2)
Additional paid-in capital	16,579	16,469	285.9
Accumulated other comprehensive income	896	1,864	32.3
Retained earnings	67,695	68,036	1,181.2
Total shareholders’ equity	77,086	82,826	1,437.9
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	114,108	130,183	2,260.1

* Derived from audited consolidated financial statements

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended December 31,
	2016	2017	2017
	RUB	RUB	$

Revenues	22,119	27,860	483.7
Operating costs and expenses:
Cost of revenues(1)	5,636	6,797	118.0
Product development(1)	4,303	5,201	90.3
Sales, general and administrative(1)	6,435	8,022	139.3
Depreciation and amortization	2,408	3,023	52.5
Total operating costs and expenses	18,782	23,043	400.1
Income from operations	3,337	4,817	83.6
Interest income	609	780	13.5
Interest expense	(265)	(226)	(3.9)
Other (loss)/income, net	(1,154)	26	0.5
Net income before income taxes	2,527	5,397	93.7
Provision for income taxes	1,314	1,897	32.9
Net income	1,213	3,500	60.8
Net loss attributable to noncontrolling interests	15	26	0.4
Net income attributable to Yandex N.V.	1,228	3,526	61.2
Net income per Class A and Class B share:
Basic	3.81	10.82	0.19
Diluted	3.76	10.61	0.18
Weighted average number of Class A and Class B shares outstanding
Basic	322,036,640	326,011,908	326,011,908
Diluted	327,013,212	332,463,799	332,463,799

(1)	These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:
(2)
(3)
(4)
(5)
(6)
(7)

Cost of revenues	48	36	0.6
Product development	566	811	14.1
Sales, general and administrative	251	547	9.5

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Twelve months ended December 31,
	2016*	2017	2017
	RUB	RUB	$

Revenues	75,925	94,054	1,632.9
Operating costs and expenses:
Cost of revenues(1)	19,754	23,937	415.6
Product development(1)	15,832	18,761	325.7
Sales, general and administrative(1)	17,885	27,081	470.2
Depreciation and amortization	9,607	11,239	195.1
Total operating costs and expenses	63,078	81,018	1,406.6
Income from operations	12,847	13,036	226.3
Interest income	2,863	2,909	50.5
Interest expense	(1,208)	(897)	(15.6)
Other loss, net	(3,395)	(1,466)	(25.4)
Net income before income taxes	11,107	13,582	235.8
Provision for income taxes	4,324	4,926	85.5
Net income	6,783	8,656	150.3
Net loss attributable to noncontrolling interests	15	120	2.1
Net income attributable to Yandex N.V.	6,798	8,776	152.4
Net income per Class A and Class B share:
Basic	21.19	27.02	0.47
Diluted	20.84	26.49	0.46
Weighted average number of Class A and Class B shares outstanding
Basic	320,788,967	324,747,888	324,747,888
Diluted	326,136,949	331,243,961	331,243,961

(1)	These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	193	178	3.1
Product development	2,238	2,477	43.0
Sales, general and administrative	991	1,538	26.7

* Derived from audited consolidated financial statements

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Three months ended December 31,
	2016*	2017	2017
	RUB	RUB	$
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income	1,213	3,500	60.8
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	1,913	2,534	44.0
Amortization of intangible assets	495	489	8.5
Amortization of debt discount and issuance costs	201	173	3.0
Share-based compensation expense	865	1,394	24.2
Deferred income taxes	(673)	(584)	(10.1)
Foreign exchange losses	1,163	243	4.2
Gain from sale of equity securities	-	(33)	(0.6)
Other	107	(226)	(3.9)
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(1,513)	(1,505)	(26.1)
Prepaid expenses and other assets	(546)	(253)	(4.4)
Accounts payable and accrued liabilities	1,798	1,632	28.3
Deferred revenue	306	227	3.9
Net cash provided by operating activities	5,329	7,591	131.8
CASH FLOWS (USED IN)/PROVIDED BY INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets	(2,923)	(2,563)	(44.5)
Proceeds from sale of property and equipment	19	43	0.7
Acquisitions of businesses, net of cash acquired	-	(554)	(9.6)
Investments in non-marketable equity securities	(130)	(78)	(1.4)
Proceeds from sale of equity securities	-	51	0.9
Investments in debt securities	(1,253)	-	-
Investments in term deposits	(33,034)	-	-
Maturities of term deposits	12,632	14,863	258.0
Loans granted	(277)	(61)	(1.0)
Net cash (used in)/provided by investing activities	(24,966)	11,701	203.1
CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from exercise of share options	100	18	0.3
Repurchase of equity awards	-	(77)	(1.3)
Repurchases of convertible debt	(3,318)	-	-
Payment for contingent consideration	(87)	-	-
Other financing activities	114	(1)	-
Net cash used in financing activities	(3,191)	(60)	(1.0)
Effect of exchange rate changes on cash and cash balances	(671)	(162)	(2.9)
Net change in cash and cash balances	(23,499)	19,070	331.0
Cash and cash balances at beginning of period	52,309	24,161	419.5
Cash and cash balances at end of period	28,810	43,231	750.5

Reconciliation of cash and cash balances:
Cash and cash equivalents, beginning of period	51,695	23,591	409.6
Restricted cash, beginning of period	614	570	9.9
Cash and cash balances, beginning of period	52,309	24,161	419.5

Cash and cash equivalents, end of period	28,232	42,662	740.7
Restricted cash, end of period	578	569	9.8
Cash and cash balances, end of period	28,810	43,231	750.5

* In Q1 2017, Yandex elected to early adopt Accounting Standards Update ("ASU") No. 2016-18—Statement of Cash Flows (Topic 230): Restricted Cash, which provided revised guidance on the classification and presentation of restricted cash in the statement of cash flows on a retrospective basis. Prior periods have been adjusted accordingly.

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Twelve months ended December 31,
	2016* **	2017	2017
	RUB	RUB	$
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income	6,783	8,656	150.3
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	7,655	9,131	158.5
Amortization of intangible assets	1,952	2,108	36.6
Amortization of debt discount and issuance costs	911	684	11.9
Share-based compensation expense	3,422	4,193	72.8
Deferred income taxes	(864)	(1,513)	(26.3)
Foreign exchange losses	3,834	1,784	31.0
Gain from sale of equity securities	(157)	(33)	(0.6)
(Gains)/losses from repurchases of convertible debt	(53)	6	0.1
Other	(40)	(266)	(4.6)
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(2,385)	(2,179)	(37.8)
Prepaid expenses and other assets	113	(1,680)	(29.2)
Accounts payable and accrued liabilities	3,817	2,560	44.4
Deferred revenue	298	321	5.6
Net cash provided by operating activities	25,286	23,772	412.7
CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets	(9,625)	(12,389)	(215.1)
Proceeds from sale of property and equipment	177	73	1.3
Acquisitions of businesses, net of cash acquired	-	(918)	(15.9)
Investments in non-marketable equity securities	(491)	(191)	(3.3)
Proceeds from sale of equity securities	-	267	4.6
Investments in debt securities	(3,159)	-	-
Proceeds from maturity of debt securities	2,525	2,887	50.1
Investments in term deposits	(70,430)	(70,082)	(1,216.7)
Maturities of term deposits	68,447	72,731	1,262.7
Loans granted	(550)	(166)	(2.9)
Net cash used in investing activities	(13,106)	(7,788)	(135.2)
CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from exercise of share options	431	328	5.7
Repurchase of equity awards	-	(77)	(1.3)
Repurchases of convertible debt	(5,397)	(668)	(11.6)
Payment for contingent consideration	(680)	(195)	(3.4)
Other financing activities	97	25	0.4
Net cash used in financing activities	(5,549)	(587)	(10.2)
Effect of exchange rate changes on cash and cash balances	(3,449)	(976)	(17.0)
Net change in cash and cash balances	3,182	14,421	250.3
Cash and cash balances at beginning of period	25,628	28,810	500.2
Cash and cash balances at end of period	28,810	43,231	750.5

Reconciliation of cash and cash balances:
Cash and cash equivalents, beginning of period	24,238	28,232	490.1
Restricted cash, beginning of period	1,390	578	10.1
Cash and cash balances, beginning of period	25,628	28,810	500.2

Cash and cash equivalents, end of period	28,232	42,662	740.7
Restricted cash, end of period	578	569	9.8
Cash and cash balances, end of period	28,810	43,231	750.5

* In Q1 2017, Yandex elected to early adopt Accounting Standards Update ("ASU") No. 2016-18—Statement of Cash Flows (Topic 230): Restricted Cash, which provided revised guidance on the classification and presentation of restricted cash in the statement of cash flows on a retrospective basis. Prior periods have been adjusted accordingly.

** Derived from audited consolidated financial statements

YANDEX N.V.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

Reconciliation of Ex-TAC Revenues to U.S. GAAP Revenues

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2016	2017	Change	2016	2017	Change
Total revenues	22,119	27,860	26%	75,925	94,054	24%
Less: traffic acquisition costs (TAC)	4,274	4,789	12%	14,950	17,345	16%
Ex-TAC revenues	17,845	23,071	29%	60,975	76,709	26%

Reconciliation of Adjusted EBITDA to U.S. GAAP Net Income

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2016	2017	Change	2016	2017	Change
Net income	1,213	3,500	189%	6,783	8,656	28%
Add: depreciation and amortization	2,408	3,023	26%	9,607	11,239	17%
Add: share-based compensation expense	865	1,394	61%	3,422	4,193	23%
Add: compensation expense related to contingent consideration	91	42	-54%	245	203	-17%
Less: interest income	(609)	(780)	28%	(2,863)	(2,909)	2%
Add: interest expense	265	226	-15%	1,208	897	-26%
Add: other loss/(income), net	1,154	(26)	n/m	3,395	1,466	-57%
Add: provision for income taxes	1,314	1,897	44%	4,324	4,926	14%
Add: operating losses resulting from sanctions in Ukraine	-	17	n/m	-	404	n/m
Adjusted EBITDA	6,701	9,293	39%	26,121	29,075	11%

Reconciliation of Adjusted Net Income to U.S. GAAP Net Income

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2016	2017	Change	2016	2017	Change
Net income	1,213	3,500	189%	6,783	8,656	28%
Add: SBC expense	865	1,394	61%	3,422	4,193	23%
Less: reduction in income tax attributable to SBC expense	-	(16)	n/m	(36)	(62)	72%
Add: compensation expense related to contingent consideration	91	42	-54%	245	203	-17%
Add: foreign exchange losses	1,163	243	-79%	3,834	1,784	-53%
Less: reduction in income tax attributable to foreign exchange losses	(234)	(44)	-81%	(775)	(326)	-58%
Less: (gains)/losses from repurchases of convertible debt	-	-	n/m	(53)	6	n/m
Add: increase/(reduction) in income tax attributable to (gains)/losses from repurchases of convertible debt	-	-	n/m	13	(1)	n/m
Add: amortization of debt discount	201	173	-14%	911	684	-25%
Less: reduction in income tax attributable to amortization of debt discount	(50)	(43)	-14%	(228)	(171)	-25%
Add: losses resulting from sanctions in Ukraine	-	-	n/m	-	393	n/m
Adjusted net income	3,249	5,249	62%	14,116	15,359	9%

Reconciliation of Adjusted EBITDA Margin and Adjusted Ex-TAC EBITDA Margin to U.S. GAAP Net Income Margin

In RUB millions
	U.S. GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted EBITDA	Adjusted EBITDA Margin (3)	Adjusted Ex-TAC EBITDA Margin (4)
Three months ended December 31, 2017	3,500	12.6%	5,793	9,293	33.4%	40.3%
Twelve months ended December 31, 2017	8,656	9.2%	20,419	29,075	30.9%	37.9%

(1)	Net income margin is defined as net income divided by total revenues.
(2)

Adjusted to eliminate depreciation and amortization expense, SBC expense, expense related to contingent compensation, interest income, interest expense,  other loss/(income), net,  operating losses resulting from sanctions in Ukraine and provision for income taxes. For a reconciliation of adjusted EBITDA to net income, please see the table above.

(3)	Adjusted EBITDA margin is defined as adjusted EBITDA divided by total revenues.
(4)	Adjusted ex-TAC EBITDA margin is defined as adjusted EBITDA divided by ex-TAC revenues. For a reconciliation of ex-TAC revenues to U.S. GAAP revenues, please see the table above.

Reconciliation of Adjusted Net Income Margin and Adjusted Ex-TAC Net Income Margin to U.S. GAAP Net Income Margin

In RUB millions
	U.S. GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted Net Income	Adjusted Net Income Margin (3)	Adjusted Ex-TAC Net Income Margin (4)
Three months ended December 31, 2017	3,500	12.6%	1,749	5,249	18.8%	22.8%
Twelve months ended December 31, 2017	8,656	9.2%	6,703	15,359	16.3%	20.0%

(1)	Net income margin is defined as net income divided by total revenues.
(2)

Adjusted to eliminate SBC expense (as adjusted for the income tax reduction attributable to SBC expense), expense related to contingent compensation, foreign exchange losses as adjusted for the reduction in income tax attributable to the losses, (gains)/losses from repurchases of convertible debt (as adjusted for the related increase/(reduction) in income tax), amortization of debt discount (as adjusted for the related reduction in income tax) and losses resulting from sanctions in Ukraine. For a reconciliation of adjusted net income to net income, please see the table above.

(3)	Adjusted net income margin is defined as adjusted net income divided by total revenues.
(4)	Adjusted ex-TAC net income margin is defined as adjusted net income divided by ex-TAC revenues. For a reconciliation of ex-TAC revenues to U.S. GAAP revenues, please see the table above.

Contacts:

Investor Relations

Katya Zhukova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Media Relations

Ochir Mandzhikov, Asya Melkumova

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru